SECOND NATURE SERIES TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

SECOND NATURE INVESTMENTS LLC

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) by and between SECOND NATURE SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of SECOND NATURE THEMATIC GROWTH FUND, (the “Fund”) a series of the Trust and the Advisor of such Fund, SECOND NATURE INVESTMENTS LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the July 18, 2017 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis, if such reimbursement can be achieved within the Operating Expense

Limitations listed in Appendix A. The Advisor’s right to receive such reimbursement shall survive the termination of either this Agreement or the Investment Advisory Agreement.

4. Term. This Agreement shall be effective on the date the Fund commences operations and shall remain in effect for at least one year thereafter unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SECOND NATURE SERIES TRUST, on behalf of Second Nature Thematic Growth Fund	SECOND NATURE INVESTMENTS LLC

By: /s/ John Oldham	By: /s/ John Oldham
Name: John Oldham	Name: John Oldham
Title: President	Title: President and Chief Executive Officer

Appendix A

Fund	Operating Expense Limit

Childhood Essentials Growth Fund
Class A	1.75%
Class I	1.50%

4834-9468-1165.4

A-1